January 8, 2025

Peter Rawlins
Chief Financial Officer
Premium Resources Ltd.
Suite 3400, One First Canadian Place
P. O. Box 130
Toronto, Ontario
Canada M5X1A4

       Re: Premium Resources Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended September 30, 2024
           Response dated December 20, 2024
           File No. 000-14740
Dear Peter Rawlins:

        We have reviewed your December 20, 2024 response to our comment letter and have the following comments.

        Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 6, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Selected Financial Data, page 26

1. We note your response to comment 3 and understand that you will revise your disclosures related to your non-GAAP measure, "Investments in exploration and
       evaluation of assets" in future filings to comply with Item 10(e) of Regulation S-K.
       Please provide us with your proposed revisions in your response using figures from the fiscal year ended December 31, 2023.
 January 8, 2025
Page 2
2. We note your response to comment 4 indicates that you will correct the information in your selected financial data related to total assets and liabilities in future filings.
       Please provide the proposed revisions in your response using figures from the fiscal year ended December 31, 2023.

      Please direct any questions to Joanna Lam at 202-551-3476 or Craig Arakawa at 202-
551-3650.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation